UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

SunCar Technology Group Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

FOR THE SIX MONTHS ENDED JUNE 30, 2023

1

SUNCAR TECHNOLOGY GROUP INC

F-1

SUNCAR TECHNOLOGY GROUP INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	December 31,	June 30,
	2022	2023
		(Unaudited)
ASSETS
Current assets
Cash	$21,200	$35,460
Restricted cash	2,717	2,653
Short-term investments	26,544	20,985
Accounts receivable, net	85,619	74,593
Prepaid expenses and other current asset	9,270	43,601
Total current assets	145,350	177,292

Non-current assets
Long-term investment	290	276
Software and equipment, net	18,491	15,040
Deferred tax assets, net	13,070	12,630
Other non-current assets	14,423	17,267
Right-of-use assets	344	1,514
Total non-current assets	46,618	46,727

TOTAL ASSETS	$191,968	$224,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	$74,653	$85,199
Accounts payable	24,200	30,326
Contract liabilities	3,569	3,870
Tax Payable	2,042	1,749
Accrued expenses and other current liabilities	4,849	4,037
Amount due to related parties	45,564	168
Lease liabilities	315	624
Total current liabilities	155,192	125,973

Non-current liabilities
Lease liabilities	-	796
Amount due to a related party	-	43,330
Warrant liabilities	-	32
Total non-current liabilities	-	44,158

Total liabilities	$155,192	$170,131

Commitments and contingencies (Note 17)

Shareholders’ equity
Class A ordinary shares* (par value of US$0.0001 per share; 400,000,000 Class A Ordinary Shares authorized as of December 31, 2022 and June 30, 2023, respectively; 30,371,435 and 36,058,102 Class A Ordinary Shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	$3	$4
Class B Ordinary Shares* (par value of US$0.0001 per share; 100,000,000 Class B Ordinary Shares authorized as of December 31, 2022 and June 30, 2023, respectively; 49,628,565 and 49,628,565 Class B Ordinary Shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	5	5
Additional paid in capital	95,764	114,084
Accumulated deficit	(99,580)	(103,200)
Accumulated other comprehensive loss	(1,476)	(1,643)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ (deficit) equity	(5,284)	9,250
Non-controlling interests	42,060	44,638
Total equity	36,776	53,888

TOTAL LIABILITIES AND EQUITY	$191,968	$224,019

*	Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023
Revenues
Automotive after-sales service	$89,851	98,813
Insurance intermediation service	29,346	47,710
Technology service	5,531	12,855
Total revenues	124,728	159,378

Operating costs and expenses
Integrated service cost	(76,717)	(87,854)
Promotional service cost	(28,363)	(49,563)
Selling expenses	(6,802)	(12,793)
General and administrative expenses	(4,935)	(4,020)
Research and development expenses	(1,930)	(4,020)
Total operating costs and expenses	(118,747)	(158,250)

Operating profit	5,981	1,128

Other expenses
Financial expenses, net	(1,756)	(1,915)
Investment income	249	323
Other income, net	3,139	2,450
Total other income, net	1,632	858

Profit before income tax	7,613	1,986
Income tax expense	(890)	(850)
Income from continuing operations, net of tax	6,723	1,136

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(1,031)	-

Net profit	5,692	1,136

Net income from continuing operations	6,723	1,136
Less: Net income attributable to non-controlling interests of continuing operations	3,568	4,515
Net income (loss) from continuing operations attributable to SunCar Technology Group Inc’s ordinary shareholders	3,155	(3,379)

Loss from discontinued operations, net of tax	(1,031)	-
Less: Net loss attributable to non-controlling interests of discontinue operations	(1)	-
Net loss from discontinued operations attributable to SunCar Technology Group Inc’s ordinary shareholders	(1,030)	-

Net income (loss) attributable to SunCar Technology Group Inc’s ordinary shareholders	2,125	(3,379)

Net income (loss) per ordinary share from continuing operations:
Basic and diluted	$0.04	$(0.04)

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.01)	$-

Net income (loss) attributable to SunCar Technology Group Inc’s ordinary shareholders per ordinary share
Basic and diluted	$0.03	$(0.04)

Weighted average shares outstanding used in calculating basic and diluted income (loss) per share
Basic and diluted	80,000,000	81,374,609

Income from continuing operations before non-controlling interests	$6,723	$1,136
Loss from discontinued operation, net of tax	(1,031)	-
Net income	5,692	1,136
Other comprehensive loss
Foreign currency translation difference	(2,412)	(2,614)
Total other comprehensive loss	(2,412)	(2,614)

Total comprehensive income (loss)	3,280	(1,478)
Less: total comprehensive income attributable to non-controlling interest	800	2,068
Total comprehensive (loss) income attributable to SUNCAR TECHNOLOGY GROUP INC’s shareholders	$2,480	$(3,546)

Shares are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2021	30,371,435	$3	49,628,565	$5	$75,104	$(92,911)	$(3,637)	$(21,436)	$47,899	26,463
Repurchase of non-controlling interests	-	-	-	-	(274)	-	-	(274)	(233)	(507)
Net profit	-	-	-	-	-	2,125	-	2,125	3,567	5,692
Disposal Shengda Group (Note 3)					21,874			21,874	2,168	24,042
Share-based compensation of subsidiary (Note 12)	-	-	-	-		-	-	-	830	830
Foreign currency translation	-	-	-	-	-	-	355	355	(2,767)	(2,412
Balance as of June 30, 2022	30,371,435	$3	49,628,565	$5	$96,704	$(90,786)	$(3,282)	$2,644	$51,464	$54,108

Balance as of December 31, 2022	30,371,435	$3	49,628,565	$5	$95,764	$(99,580)	$(1,476)	$(5,284)	$42,060	$36,776
Adoption of ASC326	-	-	-	-	-	(241)	-	(241)	(266)	(507)
Reverse recapitalization	2,743,010	-	-	-	(2,506)	-	-	(2,506)	-	(2,506)
Conversion of Public Rights	610,000	-	-	-	-	-	-	-	-	-
Equity financing through Private Placement (Note 11)	2,173,657	1	-	-	21,736	-	-	21,737	-	21,737
Shares issued to Trans Asia (Note 11)	160,000	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	(910)	-	-	(910)	-	(910)
Net (loss) profit	-	-	-	-	-	(3,379)	-	(3,379)	4,515	1,136
Share-based compensation of subsidiary	-	-	-	-	-	-	-	-	776	776
Foreign currency translation (Note 12)	-	-	-	-	-	-	(167)	(167)	(2,447)	(2,447)
Balance as of June 30, 2023	36,058,102	$4	49,628,565	$5	$114,084	$(103,200)	$(1,643)	$9,250	$44,638	$53,888

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit from continuing operations	$6,723	$1,136
Net loss from discontinued operations	(1,031)	-

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	245	(3,694)
Depreciation and amortization	2,077	2,840
Amortization of right-of-use assets		350
Share-based compensation of subsidiary	830	776
Loss on disposal of software and equipment	2	-
Change in deferred taxes	(249)	(207)
Fair value income from Short-term investments	-	(323)
Changes in operating assets and liabilities:
Accounts receivable, net	(13,894)	10,353
Prepaid expenses and other current asset, net	(1,084)	(38,757)
Accounts payable	(17,696)	7,647
Contract liabilities	548	497
Accrued expenses and other current liabilities	916	(787)
Tax payable	(86)	(202)
Operating lease liabilities	-	(321)
Amount due to related parties	1,185	167
Net cash used in operating activities of continuing operations	(20,483)	(20,525)
Net cash used in operating activities of discontinued operations	(54)	-
Total net cash used in operating activities	(20,537)	(20,525)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software and equipment	(1,082)	(577)
Purchase short-term investment	(105)	-
Proceeds from sale of short-term investment	-	4,784
Purchase of other non-current assets	-	(3,310)
Net cash (used in) provided by investing activities of continuing operations	(1,187)	897
Net cash used in investing activities of discontinued operations	(537)	-
Total net cash (used in) provided by investing activities	(1,724)	897

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	70,564	68,271
Repayments of short-term bank loans	(43,942)	(53,418)
Repurchase of non-controlling interests	(496)	-
Proceeds from Private Placement	-	21,737
Net cash paid on reverse recapitalization	-	(482)
Payment for the offering cost	-	(623)
Net cash provided by financing activities of continuing operations	26,126	35,485
Net cash provided by financing activities of discontinued operations	-
Total net cash provided by financing activities	26,126	35,485

Effect of exchange rate changes	(1,463)	(1,661)

Net change in cash and restricted cash	2,402	14,196

Cash and restricted cash, beginning of the period	$37,347	$23,917
Cash and restricted cash, end of the period	$39,749	$38,113

Less: cash of discontinued operations at end of the period	-	-
Cash and restricted cash at end of the period for continuing operations	$39,749	$38,113

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$36,958	$35,460
Restricted cash	$2,791	$2,653
Total cash and restricted cash	$39,749	$38,113

Supplemental disclosures of cash flow information:
Income tax paid	$1,108	$1,128
Interest expense paid	$2,271	$1,704

Supplemental disclosures of non-cash activities:
Disposal of Shengda Group	24,042	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Tchnology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology.

Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, the separate corporate existence of Goldenbridge ceasing and SunCar Technology continuing as the surviving corporation; (ii) the Merger Sub was merged with and into SunCar, the Merger Sub ceasing and SunCar continuing as the surviving company in the acquisition.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing automotive after-sales service, insurance intermediation service and technology service in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), Goldenbridge and SunCar Technology consummated the closing of the transaction of Goldenbridge and SunCar Technology, following the approval at a Special Meeting of the shareholders on April 14, 2023. Following the consummation of the transaction, Goldenbridge as a wholly-owned subsidiary of SunCar Technology and the outstanding shares of Goldenbridge being converted into the right to receive shares of SunCar Technology, the combined company will retain the SunCar Technology name.

SunCar was determined to be the accounting acquirer given it effectively controlled the combined entity after the transaction. The transaction is not a business combination because Goldenbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. SunCar is determined as the accounting acquirer and the historical financial statements of SunCar became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares and Convertible Preferred Shares of SunCar that were issued and outstanding immediately prior to the mergers were cancelled and converted into an aggregate of 30,371,435 Class A Ordinary Shares and 49,628,565 Class B Ordinary Shares, which has been restated retrospectively to reflect the equity structure of the Company. Net income per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2022 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income per ordinary share - basic and diluted was adjusted retrospectively from 418,668,614 to 80,000,000 for the six months ended June 30, 2022.

F-6

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – Continued

The net income per share before and after the retrospective adjustments are as follows.

	For the Six Months Ended June 30, 2022
	Before adjustment	After adjustment
Net income from continuing operation attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$0.01	$0.04

Net loss from discontinued operation attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$-	$(0.01)

Net income attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$0.01	$0.03

Disposal of Shengda Automobile Service Group Co. Limited (“Shengda Group”)

On March 1, 2022, the Group transferred the total equity of one of its subsidiaries, Shengda Group, to a related party at a nominal consideration of RMB1, for the purpose of focusing on providing automotive after-sales service and insurance intermediation service (See Note 3 Discontinued Operations). As of June 30, 2022, the disposal of Shengda Group was completed.

F-7

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2020, 2021 and 2022.

The unaudited condensed consolidated financial statements include the financial statements of SunCar Technology and its subsidiaries. All intercompany transactions and balances among SunCar Technology and its subsidiaries have been eliminated upon consolidation.

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, useful lives and impairment of long-lived assets, and valuation allowances of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $507 recognized as of January 1, 2023.

F-8

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(d) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2022 and June 30, 2023, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

(e) Revenue recognition

The Group’s revenues are mainly generated from providing automotive after-sales service, insurance intermediation service and technology service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

F-9

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Automotive after-sales service

The Group defines enterprise clients as the Group’s customers and the Group sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

The Group provides insurance intermediation service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

F-10

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2022 and June 30, 2023.

The contract liabilities consist of the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s contract liabilities amounted to $3,569 and $3,870 as of December 31, 2022 and June 30, 2023, respectively. During the six months ended June 30, 2022 and 2023, the Group recognized $1,901 and $3,569 that was included in contract liabilities balance at January 1, 2022 and 2023, respectively.

(f) Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model.

F-11

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(g) Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	December 31, 2022	June 30, 2023
Balance sheet items, except for equity accounts	6.8972	7.2513

	For the Six Months Ended June 30,
	2022	2023
Items in the statements of income and comprehensive income, and statements of cash flows	6.4835	6.9283

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(h) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

The Group has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact or are unrelated to the Group’s consolidated financial condition, results of operations, cash flows or disclosures.

F-12

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

3. DISCONTINUED OPERATIONS

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. At the same time, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a then related party YSY GROUP LIMITED (“YSY”), which at the time was an affiliate of Mr. Ye Zaichang, with the consideration of RMB1. YSY is currently 100% controlled by ASTS Holdings limited (“ASTS”), a British Virgin Islands incorporated company. The address of ASTS is Intershore Chambers, Road Town, Tortola, British Virgin Islands. ASTS is 100% controlled by Mr. Li Qin, a Hong Kong citizen. The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group as of the held-for-sale date, which is in December 2021, the disposition was considered as a strategic shift that had a major effect on operations and financial results of the Group. The Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As the disposal of Shengda Group was under common control, the Group recognized additional paid-in capital of $21,874 and non-controlling interest of $2,168 on deconsolidation, which was equal to the difference on the deconsolidation date between: (i) the aggregate of (a) the consideration received, (b) the carrying amount of non-controlling interest in Shengda Group, less (ii) the carrying amount of Shengda Group’s assets and liabilities. No gain or loss was recorded as the result of the disposal.

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the Six Months Ended June 30,
	2022*	2023
Interest income	$147	$-
Interest cost and operating expenses	(1,177)	-
Loss from discontinued operations before income tax	(1,030)	-
Income tax expense	(1)	-
Net Loss from discontinued operations, net	$(1,031)	$-

*	The result of discontinued operations included those of discontinued operations from January 1, 2022 to March 1, 2022.

F-13

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

4. SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the Six Months Ended June 30, 2023
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$98,813	$47,710	$12,855	$159,378
Depreciation and amortization	$(1,884)	$(1,278)	$(28)	$(3,190)
Segment income (loss) before tax	$6,332	$(938)	$(3,408)	$1,986

	For the Six Months Ended June 30, 2022
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$89,851	$29,346	$5,531	$124,728
Depreciation and amortization	$(1,633)	$(407)	$(37)	$(2,077)
Segment income (loss) before tax	$8,466	$(819)	$(34)	$7,613

The total assets from continuing operations by segments as of December 31, 2022 and June 30, 2023 were as follows:

	December 31,	June 30,
	2022	2023
Segment assets
Automotive after-sales service	$113,992	$136,841
Insurance intermediation service	68,123	66,893
Others	9,853	20,285
Total segment assets from continuing operations	$191,968	$224,019

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	June 30,
	2022	2023
Accounts receivable	110,967	95,783
Allowance for doubtful accounts	$(25,348)	$(21,190)
Accounts receivable, net	$85,619	$74,593

The Group recognized bad debt expense of $245 and reversed bad debt expense of $3,694 for the six months ended June 30, 2022 and 2023. The difference of bad debt expense for the six months ended June 30, 2022 and 2023, and the allowance for doubtful accounts as of June 30, 2022 and 2023 was due to different exchange rate.

F-14

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

5. ACCOUNTS RECEIVABLE, NET – Continued

The movement of allowance for doubtful accounts for the six months ended June 30, 2022 and 2023 were as following:

	For the Six Months Ended June 30,
	2022	2023
Balance at the beginning of the period	$-	$25,348
Adoption of ASC326	-	637
Additions	245	-
Reversal	-	(3,694)
Foreign currency translation	(8)	(1,101)
Balance at the end of the period	$237	$21,190

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31,	June 30,
	2022	2023
Advances to suppliers	$4,537	$40,689
Value-added tax (“VAT”) prepayment	1,954	2,276
Advance for deferred cost of Business Combination (1)	1,325	-
Deferred IPO costs	868	-
Other receivables from third parties	763	804
Prepaid expenses and other current assets	9,447	43,769
Allowance for doubtful accounts	(177)	(168)
Prepaid expenses and other current assets, net	$9,270	$43,601

(1)	The advance for deferred cost of Business Combination represented the advances to Goldenbridge Acquisition Limited (“GBRG”) in form of non-interest-bearing loans, pursuant to the agreement and plan of merger, dated as of May 23, 2022, which provides for a Business Combination between GBRG and Auto Services Group Limited. Such advance was provided to GBRG to extend the period of time for GBRG to consummate the Business Combination.

As of May 17, 2023, the Closing Date, the advance for deferred cost of Business Combination was of $1,499, and was expected to be converted into ordinary shares of the Company at a price of US$10 per share.

The Group assessed the collectability of other current assets, and recorded nil and nil provision for doubtful recoveries of advances to suppliers that the collectability is considered remote for the six months ended June 30, 2022 and 2023, respectively.

F-15

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

7. SOFTWARE AND EQUIPMENT, NET

Software and equipment, net, consisted of the following:

	December 31,	June 30,
	2022	2023
Cost
Vehicles	$979	$994
Office equipment and furniture	184	176
Electronic equipment	10,587	10,106
Computer software	16,523	15,716
Leasehold improvements	762	710
Others	733	697
Total	29,768	28,399
Less: accumulated depreciation	(11,277)	(13,359)
Property and equipment, net	$18,491	$15,040

Depreciation expense was $2,077 and $2,840 for the six months ended June 30, 2022 and 2023, respectively.

8. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,	June 30,
	2022	2023
Private clouds in construction	$13,629	$16,881
Prepayment for equipment	794	386
	$14,423	$17,267

Other non-current assets primarily consisted of externally purchased private clouds under construction, which are construction in progress and were not available for use as of December 31, 2022 and June 30, 2023.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,	June 30,
	2022	2023
Payroll payable	$1,884	$1,755
Value added taxes and other taxes payable	993	973
Subscription amount received for unvested restricted shares	913	724
Technical service fee payable	438	-
Other accrued expenses	621	585
	$4,849	4,037

F-16

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

10. LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the unaudited condensed consolidated balance sheets:

	December 31,	June 30,
	2022	2023
Operating lease right-of-use assets, net	$344	$1,514

Lease liabilities - current	315	624
Lease liabilities – non-current	-	796
Total operating lease liabilities	$315	1,420

The components of lease expenses were as follows:

	For the Six Months Ended June 30,
	2022	2023
Lease cost
Amortization of right-of-use assets	$619	$350
Interest of operating lease liabilities	29	9
Balance at the end of the period	$648	$359

Other information related to leases where the Group is the lessee is as follows:

	December 31,	June 30,
	2022	2023
Weighted-average remaining lease term	$0.61	$0.64
Weighted-average discount rate	4.30%	4.30%

As of June 30, 2023, the following is a schedule of future minimum payments under the Group’s operating leases:

For the year ended June 30,	Operating Leases
Remainder of 2023	$319
2024	687
2025	478
2026	2
Total lease payments	1,486
Less: imputed interest	(66)
Total	$1,420

F-17

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

11. EQUITY

Private Placement

On May 19, 2023, the Company entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (the “Investor”) pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company (the “Purchased Shares”), at the total consideration of US$21,737. The excess of par value per share of the consideration was accounted for as additional paid-in capital of US$21,737.

Shares issued to Trans Asia

Trans Asia Capital Management Ltd. (“Trans Asia”) acted as a finder in seeking appropriate special purpose acquisition companies (“SPACs”) for the Company’s de-SPAC transaction. For its work, Trans Asia received 160,000 Class A Ordinary Shares issued by the Company after the completion of the merger.

Shares converted from the extension cost of GBRG

Before the completion of the Business Combination, Auto Services Group Limited made the payment for GBRG to extend the period of time for GBRG to consummate the Business Combination. As of May 17, 2023, the Closing Date, the advance for deferred cost of Business Combination was of $1,499, and was expected to converted into ordinary shares at a price of US$10 per share. As of the date of issuance of the unaudited condensed consolidated financial statements, the Company did not complete the registration and issuance of the shares.

12. SHARE-BASED COMPENSATION

Share-based compensation of a subsidiary

SunCar recognizes $830 and $776 share-based compensation expenses related to the restricted shares on a straight-line basis over the vesting periods for the six months ended June 30, 2022 and 2023, respectively.

As of June 30, 2023, the unrecognized compensation expense related to restricted shares amounted to $3,595, which will be recognized over a weighted-average period of 2.17 years.

F-18

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

13. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and is valid till December 2024.

Continuing operations:

The income tax provision consisted of the following components:

	For the Six Months Ended June 30,
	2022	2023
Current income tax expenses	1,139	926
Deferred income tax benefit	(249)	(76)
Total income tax expense	$890	$850

F-19

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

13. TAXATION – Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the Six Months Ended June 30,
	2022	2023
Income before income tax expense	$7,613	$1,986
Computed income tax expense with statutory tax rate	1,903	573
Additional deduction for R&D expenses	(257)	(237)
Tax effect of preferred tax rate	(766)	(791)
Tax effect of favorable tax rates on small-scale and low-profit entities	(5)	(15)
Tax effect of tax relief	(5)	(2)
Tax effect of non-deductible items	11	35
Tax effect due to the disposal of Shengda Group*	(3,868)	-
Tax effect of deferred tax effect of tax rate change	-	(42)
Changes in valuation allowance	3,877	1,329
Income tax expense	$890	$850

As of December 31, 2022 and June 30, 2023, the significant components of the deferred tax assets are summarized below:

	December 31,	June 30,
	2022	2023
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,353	$5,092
Temporary difference in research and development costs	3,738	3,983
Net operating loss carried forward	7,676	8,635
Share-based compensation	78	185
Allowance for doubtful accounts	3,802	3,210
Total deferred tax assets	20,647	21,105
Valuation allowance	(7,577)	(8,475)
Deferred tax assets, net of valuation allowance	$13,070	$12,630

Changes in valuation allowance are as follows:

	December 31,	June 30,
	2022	2023

Balance at beginning of the period	$2,314	$7,577
Additions	5,436	1,268
Foreign currency translation adjustments	(173)	(370)
Balance at end of the period	$7,577	$8,475

As of December 31, 2022 and June 30, 2023, the Group had net operating loss carryforwards of approximately $32,266 and $35,848, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2022 and June 30, 2023, deferred tax assets from the net operating loss carryforwards amounted to $7,676 and $8,635, respectively, and the Group has provided a valuation allowance of $7,577 and $8,475 as of December 31, 2022 and June 30, 2023, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

As of June 30, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

Remainder of 2023	643
2024	2,017
2025	5,263
2026	5,397
2027	16,817
2028	5,711
Total	35,848

F-20

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022 and June 30, 2023:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, SunCar’s Chief Executive Officer
Automobile Service Group Ltd.	Principal shareholder of the Company

Balances with related parties

	December 31,	June 30,
	2022	2023

Shengda Group
Payables due to the transfer of SUNCAR Online (1)	$40,854	$-
Others (2)	4,710	-
Automobile Service Group Ltd. (3)	-	168
Current	$45,564	$168

Shengda Group
Payables due to the transfer of SUNCAR Online (1)	$-	$38,892
Others (2)	-	4,438
Non-current	$-	$43,330

(1)

On December 3, 2021, Shengda Group transferred all of its equity interest, which was 55.09% as of the transfer date, of SUNCAR Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Shanghai Feiyou is liable to Shengda Group RMB282 million for the transfer of SUNCAR Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was not eliminated on the consolidated level but presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye, the Group’s Chairman of the Board of Directors to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. Therefore, the Group reclassified the balance to non-current portion after the extension.

(2)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand. In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. Therefore, the Group reclassified the balance to non-current portion after the extension.

(3)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

F-21

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

15. NET INCOME (LOSS) PER SHARE

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Six Months Ended June 30,
	2022	2023
Numerator:
Net income (loss) from continuing operations attributable to SunCar Technology’s ordinary shareholders	$3,155	$(3,379)
Net loss from discontinued operations attributable to SunCar Technology’s ordinary shareholders	(1,030)	-
Numerator for basic and diluted net income (loss) per share calculation	$2,125	$(3,379)

Denominator:
Weighted average number of ordinary shares	80,000,000	81,374,609

Net income (loss) from continuing operation attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$0.04	$(0.04)

Net loss from discontinued operation attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.01)	$0.00

Net income (loss) attributable to SunCar Technology’s ordinary shareholders per ordinary share
—Basic and diluted	$0.03	$(0.04)

16. CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the Six Month Ended June 30,
	2022	2023
Percentage of the Group’s total revenue
Customer A	20%	19%
Customer B	* %	17%
Customer C	18	*
Customer D	11%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	December 31,	June 30,
	2022	2023
Percentage of the Group’s accounts receivable
Customer E	33%	16%
Customer C	30%	16%
Customer F	10%	13%
Customer D	*	10%

F-22

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLODATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(In U.S. Dollar thousands, except share and per share data)

16. CONCENTRATION RISK – Continued

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchases:

	For the Six Month Ended June 30,
	2022	2023
Percentage of the Group’s total purchase
Supplier A	12%	17%
Supplier B	23%	13%
Supplier C	18%	*

*	represent percentage less than 10%

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of June 30, 2023 are payable as follows:

Lease Commitment
Within 1 year	$694
1-3 years	823
Total	$1,517

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of June 30, 2023 was $8,018, which was expected to be paid within 1 year.

18. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 30, 2023, the date of issuance of the unaudited condensed consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.

F-23

Management’s Discussion and Analysis of Recent Financial Condition and
Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated financial statements, and the related notes included elsewhere on Form 6-K for the six months ended June 30, 2023. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” section.

Business Overview

We are a leading provider of digitalized enterprise automotive after-sales services and online auto insurance intermediary in China. We generate our revenue from automotive after-sales service business, insurance intermediation business and technology service business.

We operate our automotive after-sales services business through offering customized service solutions to our enterprise clients (our “after-sales partners”), who are major banks, insurance companies and other enterprises who have end customers demanding automotive services. The after-sales service includes regular maintenance as well as reserved services. Those services are ultimately provided to end-customers of our enterprise clients by after-sales service providers we engage through our online platform.

For insurance intermediation business, we facilitate the sales of automobile insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automate and streamline the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China.

We operate our technology service business by providing technical software and consulting related to automobile services and insurance. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our automotive after-sales service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing the opportunity to monetize the online software we built.

Significant Factors Impacting Financial Results

Relationship with customers

For automobile after-sales services business, after-sales partners are clients of us, mainly comprising of banks, insurance companies, telecoms companies, airlines and other large corporations. For insurance intermediation business, we distribute primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for us to maintain good relationship and obtain recognition from both our enterprise clients and their end consumers. We need to keep growing our business, building our brand influence and improving our quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages our clients to deepen their business relations with us.

Cooperation with service providers

For automobile after-sales services business, we rely on after-sales service providers to deliver a variety of automobile-related services to the customers of our after-sales partners. Positive feedback from end consumers depends on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition and results of operations may be materially and adversely affected.

For insurance intermediation business, we collaborate with various external referral sources to expand our market penetration and broaden our end consumer base. We build up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging NEV OEMs and service providers. Our good relationships with external referral sources are crucial for We to attract end customers for our insurance intermediation business.

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Operating efficiency of our business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a proportion of our revenues as we improve our operating efficiency and achieve greater economies of scale.

The cross-utilizations and interconnections between our automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our insurance intermediation business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our after-sales services.

Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our client base as well as our service and sales network. We are in the process of digitalizing all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and Robotics Process Automation (“RPA”) to iteratively upgrade our digital platform for new features and better performance.

Regulations

Our automobile insurance intermediation business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of our insurance intermediation business so regulated include terms and premium rates of the insurance products we distribute for major insurance companies, the commission rates we earn, as well as the way we operate our insurance intermediation businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our insurance intermediation business, if we are not able to increase our business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of COVID-19 and Other Global Disasters

The effect of the novel coronavirus (“COVID-19”) has significantly impacted the global economy. COVID-19 and the measures taken by countries, particularly China, have adversely affected and could in the future materially adversely impact our business, results of operations, and financial condition. The pandemic has resulted in government implementing numerous measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. Specifically, in 2022, a wave of infections caused by the Omicron variants emerged in Shanghai in early 2022, which led to shut-down and quarantine for an extended period in spring. Throughout 2022, several resurgences of COVID-19 infections have emerged in various regions of China from time to time. In addition, the weakness in the overall financial markets may cause us difficult in securing additional financing, and the weakened financial conditions of our clients, suppliers, and business partners may prevent them from honoring their obligations to us. During the severe pandemic time, some of the customers suffered debt crisis under the pressure of cash flow under the pressure of cash flow, were unable to pay on time and then extended the payment schedule for our accounts receivable. We considered the collectability of the accounts receivable based on the cautious estimation, and continued to keep close monitor to the collection of our accounts receivable, and manage the bad debt.

In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. The macroeconomic in China and the financial performance of our customers are recovering as of the date of this Report.

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However, the ultimate impact of COVID-19 and other global disasters on our business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond our prediction at this time. We will pay close attention to the development of these macroeconomic risks, assess and take measures to minimize their impacts.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, we consider the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three and a half years: approximately 2.5% in 2020, 0.9% in 2021, 2.0% in 2022 and 0.7% in the first half year of 2023. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance, after-sales service and technology service industries where we operate, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for NEVs. We believe as the NEVs become more and more popular, insurance for NEVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Impact of Supply Chain Disruptions

Outbreak of COVID-19 since the beginning of March 2020 has adverse impact on our supply chain, which led to general shutdown of cities, and weaken the financial conditions of our service providers. However, it did not lead to severe supply chain disruptions, because that (1) our automotive after-sales service business, our service providers recover quickly from the impact of COVID-19 to provide more service due to the uptrend of vehicle usage post COVID-19, and we have a large after-sales service provider network to confront with the situation that some of our service provider could not provide service temporarily due to the adverse impact of COVID-19; (2) our insurance intermediation business does not encounter any supply chain disruption as our external referral sources could expand our market penetration and broaden our end consumer base both online and offline. We continuously pay close attention to the supply chain impact of COVID-19, perform further assessment and takes relevant measures to minimize the impact. Except for the impact of COVID-19, there is no any other interruptions that led to supply chain disruptions that would affect our business.

Therefore, as of the date of this Report, supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our unaudited condensed consolidated financial statements are described below, which should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this Report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues of continuing operations of us are mainly generated from providing automotive after-sales service, insurance intermediation service and technology service.

Automotive after-sales service

We define enterprise clients as our customers and we sell automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and we only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. We act as a principal as we control the right to services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

We provide insurance intermediation service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

We provide technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. We charge service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

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Allowance for doubtful accounts

We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$0.5 million recognized as of January 1, 2023.

We recognized bad debt expense of US$0.2 million and reversed bad debt expense of US$3.7 million for the six months ended June 30, 2022 and 2023, respectively. The reversal of bad debt expense was mainly due to the adoption of ASC 326. A 10% increase in our bad debt provision would have decreased our net income from continuing operations by nil and 10% for the six months ended June 30, 2022 and 2023.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the six months ended June 30, 2022 and 2023, we recognized valuation allowance of deferred tax assets of US$5.4 million and US$1.3 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have decreased our net income from continuing operations by 8.5% and 6% for the six months ended June 30, 2022 and 2023, respectively.

Useful lives of software and equipment

The estimated useful lives of the software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

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Key Components of Results of Operations

Revenue

Revenues of us are derived from automotive after-sales service, insurance intermediation service and technology service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2022		2023
	(In thousands, except for percentages)
Automotive after-sales service	$89,851	72%	$98,813	62%
Insurance intermediation service	29,346	24%	47,710	30%
Technology service	5,531	4%	12,855	8%
Total	$124,728	100%	$159,378	100%

Automotive after-sales service. We provide/offer customized automobile after-sales services, ultimately provided to end-customers of our enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. We charge the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. We act as a principal as we control the right to services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Insurance intermediation service. We provide insurance intermediation service distributing automobile insurance products on behalf of insurance companies. Insurance intermediation services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. We recognize revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, We do not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. We operate our technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Six Months Ended June 30,
	2022		2023
	(In thousands, except for percentages)
Integrated service cost	$76,717	62%	$87,854	55%
Promotional service expenses	28,363	23%	49,563	31%
Selling expenses	6,802	5%	12,793	8%
General and administrative expenses	4,935	4%	4,020	3%
Research and development expenses	1,930	2%	4,020	3%
Total	$118,747	96%	$158,250	100%

Integrated service cost. The integrated service cost primarily consists of service fees paid to automotive after-sales service providers to provide customized service for end consumers of our enterprise clients. The service fee is determined based on and recognized in the period of the actual services rendered.

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Promotional service expenses. Promotional service expenses represent (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling expenses. Selling expenses primarily consists of (i) salaries and employment benefits for employees who work in service line; (ii) promotional service fee; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated based on a straight-line basis over the estimated useful lives of the assets.

General and administrative expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and development expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities and other related expenses related to design, develop and maintain technological service platform to support our internal and external businesses.

Results of Operations

Six months ended June 30, 2023 compared with six months ended June 30, 2022

The following table sets forth a summary of unaudited condensed consolidated results of operations for the period indicated. This information should be read together with unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Change
	2022	2023	Amount	%
	(In thousands, except for percentages)
Revenues
Automotive after-sales service	$89,851	$98,813	$8,962	10%
Insurance intermediation service	29,346	47,710	18,364	63%
Technology service	5,531	12,855	7,324	132%
Total revenues	124,728	159,378	34,650	28%

Operating costs and expenses
Integrated service cost	(76,717)	(87,854)	(11,137)	15%
Promotional service expenses	(28,363)	(49,563)	(21,200)	75%
Selling expenses	(6,802)	(12,793)	(5,991)	88%
General and administrative expenses	(4,935)	(4,020)	915	-19%
Research and development expenses	(1,930)	(4,020)	(2,090)	108%
Total operating costs and expenses	(118,747)	(158,250)	(39,503)	33%

Operating profit	5,981	1,128	(4,853)	-81%

Other expenses
Financial expenses, net	(1,756)	(1,915)	(159)	9%
Investment income	249	323	74	30%
Other income, net	3,139	2,450	(689)	-22%
Total other income, net	1,632	858	(774)	-47%

Profit before income tax	7,613	1,986	(5,627)	-74%
Income tax expense	(890)	(850)	40	-4%
Income from continuing operations, net	6,723	1,136	(5,587)	-83%

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(1,031)	-	1,031	-100%

Net profit	5,692	1,136	(4,556)	-80%
Other comprehensive loss
Foreign currency translation difference	(2,412)	(2,614)	(202)	8%
Total comprehensive income (loss)	$3,280	$(1,478)	(4,758)	-145%

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Revenue

Total revenue increased by 28% from US$124.7 million for the six months ended June 30, 2022 to US$159.4 million for the six months ended June 30, 2023.

Automotive after-sales service. Automotive after-sales service revenue increased by 10% from US$89.9 million for the six months ended June 30, 2022 to US$98.8 million for the six months ended June 30, 2023. The increase was driven by the increase of service orders in 2023. Extensive service network we developed served more enterprise clients, and completed more automotive after-sales services orders in 2023.

Insurance intermediation service. Insurance intermediation service revenue increased by 63% from US$29.3 million for the six months ended June 30, 2022 to US$47.7 million for the six months ended June 30, 2023, which was driven by the increasing number of insurance policy sold for the six months ended June 30, 2023. We ranked first in terms of auto insurance premium facilitated for NEVs in China. NEVs’ sales have increased sharply in recent years, and thus, our insurance intermediation business expanded rapidly. Therefore, while average commission for the six months ended June 30, 2023 decreased by 20% compared with the period of 2022 due to the regulation requirement and normal market fluctuation, such decrease was offset by the increase in the number of insurance policy by 118% compared with those for the six months ended June 30, 2022.

Technology service. Technology service revenue increased by US$7.3 million from US$5.5 million for the six months ended June 30, 2022 to US$12.9 million for the six months ended June 30, 2023. Technology service is a new business focus of us starting from 2021 and the increase is due to our continuous expansion in new business to acquire more market share. The increase is also due to our improved IT infrastructure to expand this business line. Through the application of Private Cloud Platform, the development process was simplified, and we can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 33% from US$118.7 million for the six months ended June 30, 2022 to US$158.3 million for the six months ended June 30, 2023.

Integrated service cost. Integrated service cost increased by 15% from US$76.7 million for the six months ended June 30, 2022 to US$87.9 million for the six months ended June 30, 2023. The increase of integrated service cost was in line with the increase in our automotive after-sales service revenue.

Promotional service expenses. Promotional service expenses increased by 75% from US$28.4 million for the six months ended June 30, 2022 to US$49.6 million for the six months ended June 30, 2023. The increase of promotional service was in line with the increase of revenue in our insurance intermediation service.

Selling expenses. Selling expenses increased by 88% from US$6.8 million for the six months ended June 30, 2022 to US$12.8 million for the six months ended June 30, 2023, primarily due to the increase in the promotion expense of US$5.1 million for freebie provided to customers in technology service business.

General and administrative expenses. General and administrative expenses decreased by 19% from US$4.9 million for the six months ended June 30, 2022 to US$4.0 million for the six months ended June 30, 2023, primarily due to the bad debt reversal of US$3.7 million for the six months ended June 30, 2023 since the adoption of ASC326, offset by (i) the increase of profession service expense of US$2.0 million due to the public listing, (ii) the increase of staff costs related to general and administration personnel of US$0.8 million due to the salary adjustment to normal after COVID-19, and (iii) the increase of expenses related to business trip of US$0.6 million due to the public listing.

Research and development expenses. Research and development expenses increased by 108% from US$1.9 million for the six months ended June 30, 2022 to US$4.0 million for six months ended June 30, 2023, primarily due to more research expenditures on the software used in the insurance intermediation service and technology service.

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Discontinued operations

On March 1, 2022, we entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid in capital.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the six months ended June 30, 2022 and 2023 as it did not have assessable profit during the periods presented.

PRC

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and is valid till December 2024.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on our worldwide income at a rate of 25%.

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Liquidity and Capital Resources

	For the Six Months Ended June 30,
	2022	2023
	(In thousands)
Net cash used in operating activities of continuing operations	$(20,483)	$(20,525)
Net cash used in operating activities of discontinued operations	(54)	-
Net cash (used in) provided by investing activities of continuing operations	(1,187)	897
Net cash used in investing activities of discontinued operations	(537)	-
Net cash provided by financing activities of continuing operations	26,126	35,485
Effect of exchange rate changes	(1,463)	(1,661)
Net increase in cash and restricted cash	$2,402	$14,196

Our principal sources of liquidity have been cash provided from bank borrowings, equity financing from private placement, and revenue generated from our business operation. As of June 30, 2023, we had US$35.5 million in cash, and US$2.7 million restricted cash, of which almost all of the cash was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

We believe that our current cash on hand, short-term investments and cash provided by equity security will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We expect that substantially all of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities of continuing operations for the six months ended June 30, 2023 was US$20.5 million, as compared to net income from continuing operations of US$1.1 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of prepaid expenses and other current assets of US$38.8 million due to the increase of advances to suppliers, offset by an increase of accounts payable of US$7.6 million, primarily due to the growth of SunCar’s automobile after-sales business, and a decrease of accounts receivable, net of US$10.4 million due to the acceleration of collection of the accounts receivable post pandemic.

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Net cash used in operating activities of continuing operations for the six months ended June 30, 2022 was US$20.5 million, as compared to a net income from continuing operations of US$6.7 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of US$13.9 million in accounts receivable and a decrease of US$17.7 million in accounts payable. The increase of accounts receivables was primarily due to the growth of SunCar’s automobile after-sales business. The decrease of accounts payable was due to the situation that cash flow and financial results of operations of some after-sale service providers were adversely affected by the COVID-19, and hence, the Group settled the amounts payable to these after-sale service providers timely to help them recover from the impact of COVID-19.

Investing Activities

Net cash provided by investing activities of continuing operations for the six months ended June 30, 2023 was US$0.9 million, primarily consisting of US$3.3 million in non-current assets purchase, and proceeds from sale of short-term investment of US$4.8 million.

Net cash used in investing activities of continuing operations for the six months ended June 30, 2022 was US$1.2 million, consisting primarily of US$1.1 million in purchase of software and equipment.

Financing Activities

Net cash provided by financing activities of continuing operations for the six months ended June 30, 2023 was US$35.5 million, consisting primarily of US$68.3 million from short-term bank borrowings and US$21.7 million from proceeds from private placement, offset by repayments of short-term bank borrowings of US$53.4 million.

Net cash provided by financing activities of continuing operations for the six months ended June 30, 2022 was US$26.1 million, consisting primarily of proceeds from short-term borrowings of US$70.6 million, offset by repayments of short-term borrowings of US$43.9 million.

Capital Expenditures

Capital expenditures are primarily incurred for purchase of software and equipment, and the installation of private cloud system. Our capital expenditures were US$1.1 million and US$3.9 million for the six months ended June 30, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance, bank borrowings and equity financing. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2023.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$694	$823	$1,517
Capital payment	$8,018	$-	$8,018
Short-term borrowings	$85,199	$-	$85,199

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We recorded rental expense of US$0.4 million and US$0.4 million for the six months ended June 30, 2022 and 2023, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of June 30,2023.

We also have certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$8.0 million as of June 30, 2023. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

From time to time, we take out borrowings with commercial banks to provide for our working capital for daily operation.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, our Chairman of Board of Directors was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, we were liable to Jiachen of RMB281.8 million (US$38.9 million) for the transfer of SunCar Online as of June 30, 2023. Besides, we were liable to Shengda Group of US$4.6 million for the ordinary course of operation, which was interest free, unsecure and could be settled on demand. In the share purchase agreement dated March 1, 2022, we agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, we negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment.

Research and Development, Patents and Licenses, etc.

For the six months ended June 30, 2022 and 2023, our research and development expenses o were US$2.0 million and US$4.0 million, respectively. Our research and development expenses consist primarily of payroll and employee benefit for research and development, employees, rental expense, utilities and other related expenses related to design, develop and maintain technological service platform to support our internal and external business. We expect spending in research and development to continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value to our business partners.

Trend Information

Other than as disclosed in this Report, we are not aware of any trends, uncertainties, demands, commitments or events as of June 30, 2023. that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date September 28, 2023	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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